

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2021

Joel Broussard
President and Chief Executive Officer
U.S. Well Services, Inc.
1360 Post Oak Boulevard
Suite 1800
Houston, Texas 77056

> **Re: U.S. Well Services, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2021**
> **File No. 333-261286**

Dear Mr. Broussard:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Arthur Tornabene-Zalas at 202-551-3162 or, in his absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Adam K. Nalley, Esq. of Porter Hedges LLP